[CLEAN DIESEL LOGO]
September 14, 2010
Submitted Via Edgar
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed August 30, 2010 File No. 333-166865
Dear Ms. Long:
     We have reviewed the September 13, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning the Amendment No. 2 to the Registration Statement on Form S-4 of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on August 30, 2010 (the “Form S-4/A”) with respect to the proposed business combination with Catalytic Solutions, Inc. (“CSI”).
     We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by Clean Diesel’s response. In addition to responding to the Staff’s comments, we have updated the Form S-4/A generally. Simultaneously with this letter, Clean Diesel is also filing Amendment No. 3 to the Registration Statement on Form S-4 with the SEC to reflect Clean Diesel’s responses to such comments. We also enclose for the Staff’s convenience a marked copy of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”).
Form S-4/A
Discounted Cash Flow Valuation, page 80
SEC Comment:
1.	We have reviewed your response to prior comment 37 from our letter dated August 5, 2010. In regards to the 70% discount rate for Clean Diesel and the 40% discount rate for CSI, please enhance your disclosure to identify each component you are discounting for and disclose the respective percentages that you applied to each component that comprises the 70% discount rate and the 40% discount rate..
Response:
     Ardour Capital concluded that a 30% to 40% discount rate was warranted as a baseline discount rate by the first three factors (opportunity cost of capital, liquidity discount and hurdle rate) described. We are advised by Ardour Capital that they built up the discount rate by assigning a range of values to each component to support an overall discount rate. These ranges for the first three factors were 5% to 8% for opportunity cost of capital, 20% to 25% for liquidity discount, and 5% to 7% for hurdle rate. The fourth factor, the uncertainty of cash flow projections, further contributed to the 70%, rather than 40% for Clean Diesel and CSI respectively. We have revised our disclosure on page 80 accordingly.
CSI Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 138
Critical Accounting Policies and Estimates, page 159
Impairment of Long-Lived Assets Other than Goodwill, page 162
SEC Comment:
2.	You disclose that Houlihan determined CSI’s weighted average cost of capital to be 13.3%, while Ardour Capital used a weighted average cost of capital for CSI of 40%. Further, your response indicates that you utilized a weighted average cost of capital of 25.3% in your goodwill impairment testing process for ECS (your Heavy Duty Diesel Systems business). In addition, your response indicates that you used a ten year discounted cash flow model, while Ardour Capital’s analysis of CSI utilized a two year cash flow model. In light of these differences, please revise your filing to disclose how you determined that the weighted average cost of capital of 25.3% and the ten year period were appropriate to utilize in your goodwill impairment analysis.
Response:
     We have revised the disclosure as requested to disclose how CSI determined that the weighted average cost of capital of 25.3% and the ten year period were appropriate to utilize in its goodwill impairment analysis. See page 162.
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If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact me at (203) 416-5290.

Very truly yours,

By:	/s/ Charles W. Grinnell

Charles W. Grinnell
Vice President and Corporate Secretary

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